FORM 11-K

               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549



(MARK ONE)

(X)  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the Calendar year ended December 31, 2004

(  ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

    For the transition period from              to
                                   ------------    ------------

         Commission File Number            1-5807
                                ----------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Ennis, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Ennis, Inc.
                    2441 Presidential Parkway
                      Midlothian, TX  76065

                     ENNIS, INC. 401(k) PLAN

         Financial Statements and Supplemental Schedule
                      (Modified Cash Basis)

                   December 31, 2004 and 2003

                     ENNIS, INC. 401(k) PLAN

                        Table of Contents



                                                           Page

  Report of Independent Registered Public Accounting
        Firm                                                 1

  Statements of  Net Assets Available for Benefits
       (Modified Cash Basis) at December 31, 2004 and
       2003                                                  2

  Statement of Changes in Net Assets Available for
       Benefits (Modified Cash Basis) year ended
       December 31, 2004                                     3

  Notes to Financial Statements (Modified Cash Basis)      4 - 7

  Supplemental Schedule

  Schedule H, Line 4i - Schedule of Assets (Held at End
      of Year) (Modified Cash Basis)                         8

    Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
Ennis, Inc. 401(k) Plan

We  have  audited  the  accompanying  statements  of  net  assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31,
2004.   These  financial   statements   are   the  responsibility
of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We  conducted  our  audits in accordance with  the  standards  of standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2004 in conformity with the modified cash basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 financial statements taken as a whole.


                             /s/ Travis, Wolff & Company, L.L.P.

Dallas, Texas
June 3, 2005

                     ENNIS INC. 401(k) PLAN

         Statements of Net Assets Available for Benefits
                      (Modified Cash Basis)

                   December 31, 2004 and 2003



                                          2004          2003
                                          ----          ----

Assets:
Investments, at fair value
    Investments held by Trustee      $  24,405,181 $ 21,497,246
    Participant loans                    1,096,210    1,052,044
                                        ----------   ----------

Net assets available for benefits    $  25,501,391 $ 22,549,290
                                        ==========   ==========























See accompanying notes.

                     ENNIS, INC. 401(k) PLAN

    Statement of Changes in Net Assets Available for Benefits
                      (Modified Cash Basis)

                  Year ended December 31, 2004



Additions to net assets attributed to:
  Employee contributions                            $1,877,781
  Rollover contributions                                51,281
  Employer matching contributions                      125,509
  Employer profit sharing contributions                400,000
  Investment income (loss):
    Interest and dividends                             137,689
    Net appreciation in fair value of investments    2,078,655
                                                    ----------

Net additions                                        4,670,915

Deductions from net assets attributed to:
  Administrative expenses                               90,543
  Benefits paid and withdrawals                      1,628,271
                                                    ----------

Total deductions                                     1,718,814
                                                    ----------

Net increase                                         2,952,101
Net assets available for benefits at beginning
  of year                                           22,549,290
                                                    ----------

Net assets available for benefits at end of year   $25,501,391
                                                    ==========






See accompanying notes.

                     ENNIS, INC. 401(k) PLAN

                  Notes to Financial Statements
                      (Modified Cash Basis)



1. Description of the Plan

   The following description of the Ennis, Inc. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  (a) General

      The Plan was formed February 1, 1994 and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC). In addition, the financial statements have been prepared in compliance with ERISA.

  (b) Eligibility

      Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.

  (c) Contributions

      Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for 50% employer matching contributions or discretionary employer contributions not to exceed $1,000 for certain employees not enrolled in the Pension Plan for Employees of the Company. Eligibility for employer contributions depends on the participant's employment location.

      During 2004, the Company declared a profit sharing contribution of $400,000 on behalf of the former employees of Northstar Computer Forms, Inc. in accordance with its original plan. The Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan was merged into the Plan on February 1, 2001.

  (d) Participant Accounts

      Each   participant's   account   is   credited   with    the
      participant's contribution, any employer contributions, and the allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in
      the  Plan document.   The benefit to which a participant  is
      entitled is the benefit that can be provided from the participant's interest in his or her account.

  (e) Vesting

      Participants are immediately vested in their contributions plus actual earnings thereon and qualified employer matching contributions. Profit sharing contributions vest over a period of five years.

                     ENNIS, INC. 401(k) PLAN

                      (Modified Cash Basis)



1. Description of the Plan - Continued

  (f) Loans

      Under provisions of the Plan, participants may borrow up to 50% of their total account balance up to a maximum of $50,000. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All loans are considered a directed investment from the participant's Plan account with all payments of principal and interest credited to the participant's account. A maximum number of two outstanding loans are allowed per individual. The minimum loan is $1,000 and there is a $75 set-up fee payable for each loan. The interest rate is determined based on the prime rate as determined by the Plan's trustee plus 2%.

2. Summary of Significant Accounting Policies

  (a) Basis of Accounting

      The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned, and certain deductions are recognized when paid rather than when the obligation is incurred. Investments are adjusted to fair value for presentation in the accompanying financial statements. Purchases and sales are recorded on a trade-date basis. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

  (b) Use of Estimates

      The preparation of financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  (c) Investments

      Investments in registered investment companies are valued at published market prices, which represent the net asset value of the shares held by the Plan at year-end. Units of common collective trusts are valued based on the fair value of the underlying assets of the trust as determined by the trust sponsor. Common stock is valued at the quoted market price on the last business day of the year. Money market funds are valued at cost, which approximates market value. Participant loans are valued at cost, which approximates fair value.

  (d) Benefits paid to Participants

      Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid.

                     ENNIS, INC. 401(k) PLAN

                      (Modified Cash Basis)



3. Investments

   Participants may direct the allocation of amounts deferred to the available investment funds. Provisions of the Plan allow participant contributions in 5% increments to be vested in any of the available funds.

   The  Plan's investments, at fair value, at December  31,  2004 and 2003 were comprised of the following:

                                                2004          2003
                                                ----          ----

  Wells Fargo Treasury Plus Money Market   $ 3,667,800 *  $ 3,353,786 *
  Janus Investments Balanced Fund            1,653,324 *    1,469,894 *
  Wells Fargo LifePath 2010 Fund               303,567        232,428
  Wells Fargo LifePath 2020 Fund               760,735        587,208
  Wells Fargo LifePath 2030 Fund             1,930,629 *    1,787,144 *
  Wells Fargo LifePath 2040 Fund               293,457        219,589
  Wells Fargo Index Fund                     1,685,030 *    1,564,453 *
  Goldman Sachs Capital Growth Fund          2,562,147 *    2,391,527 *
  Wells Fargo Large Company Growth Fund        745,585        723,984
  Janus Twenty Fund                            469,671        220,972
  AIM Dynamics Fund                          3,986,330 *    3,823,384 *
  AIM Small Company Growth Fund                893,198        821,090
  Ennis, Inc. Common Stock                   2,393,114 *    1,520,079 *
  Pimco Total Return Fund                    1,143,048      1,233,109 *
  AIM Basic Value Fund                         908,410        780,252
  Templeton World Fund                       1,009,136        768,347
  Participant loans                          1,096,210      1,052,044
                                            ----------     ----------
           Total investments              $ 25,501,391   $ 22,549,290
                                            ==========     ==========

  * Represents 5% or more of the net assets available for benefits

  During  2004,  the  Plan's investments  (including  investments
  bought,   sold   and   held   during  the   year)   appreciated
  (depreciated) in value as follows:

  Registered investment companies              $ 1,698,428
  Common stock                                     380,227
                                                 ---------
                                               $ 2,078,655
                                                 =========

                     ENNIS, INC. 401(k) PLAN

                      (Modified Cash Basis)



4. Plan Termination

   Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5. Tax Status of Plan

   The Plan has obtained its latest determination letter dated September 27, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's management believe that the Plan is currently being operated within the applicable IRS rules and regulations.

6. Subsequent Event

   Effective   June  1,  2005,  all  assets  of  the   Plan  were
   transferred  to  a  new custodian and record keeper,  ING Life
   Insurance and Annuity Company/ING Financial Advisors, LLC.

                      SUPPLEMENTAL SCHEDULE

                     ENNIS, INC. 401(k) PLAN

 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                      (Modified Cash Basis)

                         EIN: 75-0256410
                           Plan#: 011

                        December 31, 2004

                                    (c) Description of
                                  investments including
(a)     (b)  Identity of          maturity date, rate of
        issuer, borrower,      interest, collateral,  par,
     lessor or similar party        or maturity value        (e) Current value
     -----------------------   ---------------------------    ----------------
 *   Wells Fargo Fund         Wells Fargo Treasury Plus
                                Money Market                   $  3,667,800
     Janus Funds              Janus Balanced Fund                 1,653,324
 *   Wells Fargo Fund         Wells Fargo LifePath 2010
                                Fund                                303,567
 *   Wells Fargo Fund         Wells Fargo LifePath 2020
                                Fund                                760,735
 *   Wells Fargo Fund         Wells Fargo LifePath 2030
                                Fund                              1,930,629
 *   Wells Fargo Fund         Wells Fargo LifePath 2040
                                Fund                                293,457
 *   Wells Fargo Fund         Wells Fargo Index Fund              1,685,030
     Goldman Sachs Asset      Goldman Sachs Capital Growth        2,562,147
       Management               Fund
 *   Wells Fargo Fund         Wells Fargo Large Company
                                Growth Fund                         745,585
     Janus Funds              Janus Twenty Fund                     469,671
     AIM Family of Funds      AIM Dynamics Fund                   3,986,330
     AIM Family of Funds      AIM Small Company Growth Fund         893,198
 *   Ennis, Inc.              Ennis, Inc. Common Stock            2,393,114
     Pimco Funds              Pimco Total Fund                    1,143,048
     Aim Family of Funds      AIM Basic Value Fund                  908,410
     Templeton Fund           Templeton World Fund                1,009,136
 *   Participants             Loans with interest rates
                                ranging from 6.00% to 11.5%       1,096,210
                                                                 ----------

                                   Total investments          $  25,501,391
                                                                 ==========

   * Indicates party-in-interest to the Plan.

   Column (d) cost is not required since all investments are directed by participants.

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                       ENNIS, INC. 401(k) PLAN



Date:  June 27, 2005   /s/ Harve Cathey
                       ---------------------------------------
                       Harve Cathey,
                       Vice President - Finance and CFO,
                       Secretary, Principal Financial and
                       Accounting Officer
                       Ennis, Inc.